                          TRANSITION SERVICES AGREEMENT

          This TRANSITION SERVICES AGREEMENT dated as of March 27, 2005 (the "Effective Date"), is made by and between KRAFT FOODS GLOBAL, INC., a Delaware corporation ("Seller"), and COOLBRANDS DAIRY, INC., a Delaware corporation ("Purchaser").

                                    RECITALS

          WHEREAS, pursuant to that certain Asset Purchase Agreement dated as of December 22, 2004 (the "Asset Purchase Agreement") between Seller and Integrated Brands, Inc., a New Jersey corporation ("Integrated"), Seller has agreed to sell to Integrated the Acquired Assets, and Integrated has agreed to purchase the Acquired Assets and to assume the Assumed Liabilities;

          WHEREAS, Purchaser is a wholly owned subsidiary of Integrated;

          WHEREAS, Integrated assigned and transferred all of its right, title and interest in, to and under the Asset Purchase Agreement to Purchaser, and Purchaser assumed such assignment, pursuant to that certain assignment and assumption agreement, dated March 25, 2005, by and between Integrated and Purchaser;

          WHEREAS, in connection with the transactions contemplated by the Asset Purchase Agreement, Purchaser and Seller desire that Seller provide Purchaser with certain transition services as set forth in this Agreement; and

          WHEREAS, capitalized terms used herein and not otherwise defined in this Agreement have the meanings given to such terms in the Asset Purchase Agreement;

          NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

          1. Transition Services.

          (a) During the term of this Agreement as set forth in Section 10 below (the "Transition Period") and on the terms and subject to the conditions of this Agreement, Seller will provide, or cause one or more of its Affiliates or third-party service providers to provide, to Purchaser (with respect to the Business) each of the services (the "Services") described on Annex A hereto from the Effective Date and for the specific period of time described in Annex A with respect to each of the Services, in the manner and at a level of quality, care and service consistent in all material respects with that provided by Seller or one or more of its Affiliates or third-party service providers to the Business prior to the Effective Date. Purchaser will purchase and pay for such Services as provided for herein. The quantity of each Service to be provided will be that which Purchaser may reasonably require for the operation of the Business in the Ordinary Course of Business consistent in all material respects with the operation of the Business prior to the Closing and such additional quantity of Services as may be reasonably necessary to accommodate growth in the Business during the respective time periods; provided, that Seller will not be required to provide a quantity of the Services (individually or in the aggregate) set forth under the heading "Distribution" in excess of 150% of the quantity of such Services (individually or in the aggregate) required for the conduct of the Business in the Ordinary Course of Business prior to the Closing.

          (b) The monthly fees payable by Purchaser to Seller for each of the Services are set forth in Annex A; provided, that if, after the Effective Date, Seller upgrades or otherwise changes any Services provided to its Affiliates, Seller will offer such upgraded or changed Service to Purchaser for a fee at a rate equal to the fee rate Seller charges its Affiliates for such upgraded or changed Service (excluding any allocation of corporate overhead in excess of the actual corporate cross-charges attributable to the Services provided under this Agreement), and Annex A will be amended to reflect such fees. Seller will consider, in good faith, any reasonable request from Purchaser for additional Services to be provided to Purchaser for a fee equal to Seller's costs for such Services.

          (c) The fees set forth on Annex A are based upon Vendor Cost. For purposes of this Agreement, "Vendor Cost" means the sum of (i) the fully-loaded cost of Seller and its Affiliates in providing the services hereunder, including the total cost of the individual(s) or department(s) of Seller or any of its Affiliates providing the relevant Services, pro-rated on an equitable basis for time spent on providing such Services, and the costs of modifying its systems to permit the provision of Services hereunder and (ii) any other direct out-of-pocket costs incurred by Seller and any of its Affiliates in providing or procuring the Services. As used in the previous sentence, "fully-loaded cost" will not include any profit for Seller and its Affiliates in providing the Services hereunder and will not include any allocation of corporate overhead in excess of the actual corporate cross-charges attributable to the Services provided under this Agreement). Purchaser will also pay any incremental amounts that are required to be paid to any licensors of software or any third-party service providers as a result of the use of such software or third party providers in connection with the provision of any Services to Purchaser hereunder. If (x) Seller uses any software listed on Annex B in connection with its provision of a Service (or Services), and (y) the licensor of such software notifies Seller that its consent (or another license) is required to permit Seller to use such software to provide such Service (or Services), then Seller will notify Purchaser of such requirement, and Purchaser will be responsible for paying all amounts relating to such consent (or license). Purchaser acknowledges that some Services to be provided hereunder require instructions and information from Purchaser, which Purchaser will provide to Seller in sufficient time for Seller or its Affiliates to provide or procure such Services. Purchaser will pay any reasonable additional costs or expenses to the extent resulting from any delay by Purchaser in providing such instructions or information.

          (d) At the end of the Transition Period, Purchaser either shall assume, if permissible, the leases or licenses related to the personal computers and personal computer software that are located at the Real Property or bear any costs or other fees incurred as a result of the early termination of such leases or licenses. Seller agrees to cooperate reasonably with Purchaser with any permitted assumption of such leases or licenses.

          2. Certain Raw Material Contracts. Seller will permit Purchaser to purchase material ingredients and packaging materials (other than milk) pursuant to Seller's master supply agreements in effect at the time of such order and pursuant to the terms and for the periods set forth under the heading "Supply Contracts - Other than Milk" in Annex A. Notwithstanding the foregoing, Seller will have no obligation under this Section 2 with respect to any such order that does not reasonably satisfy the minimum quantities or other requirements of Annex A or the applicable master supply contract. Payments with respect to each order will be made in accordance with Annex A.

          3. Limitation on Services. Seller will have no obligation to upgrade, enhance or otherwise modify any computer hardware, software or network environment currently used or located at the Real Property or to provide any support or maintenance services for any computer hardware, software or network environment that has been upgraded, enhanced or otherwise modified from the computer hardware, software or network environments that is currently used or located at the Real Property without

Seller's prior written consent. Seller will use reasonable commercial efforts to accommodate any requests from Purchaser to support any modifications necessary for such computer hardware, software or network environment currently used by Purchaser in its existing business operations.

          4. Subcontractors. Seller will have the right, directly or through one or more Affiliates, to hire or engage one or more subcontractors or other third parties (each, a "Subcontractor"), to perform all or any of its obligations under this Agreement; provided, that (a) Seller will remain ultimately responsible for ensuring that the obligations with respect to the nature, quality and standards of care set forth in Section 1 are satisfied with respect to any Services provided by any Subcontractor, (b) the use of any Subcontractor will not increase any fees payable by Purchaser hereunder and (c) the use of any Subcontractor will not adversely affect the quality of any Services provided to Purchaser.

          5. Title to Equipment; Management and Control.

          (a) All procedures, methods, systems, strategies, tools, equipment, facilities and other resources used by Seller and any of its Affiliates in connection with the provision of Services hereunder (collectively, the "Equipment") will remain the property of Seller and its Affiliates and, except as otherwise provided herein, will at all times be under the sole direction and control of Seller and its Affiliates.

          (b) Except as otherwise provided herein, management of, and control over, the provision of the Services (including the determination or designation at any time of the Equipment, employees and other resources of Seller and its Affiliates to be used in connection with the provision of the Services) will reside solely with Seller. Without limiting the generality of the foregoing, all labor matters relating to any employees of Seller and its Affiliates will be within the exclusive control of Seller and its Affiliates, and Purchaser will take no action affecting such matters. Seller will be solely responsible for the payment of all salary and benefits and all income tax, social security taxes, unemployment compensation, tax, workers' compensation tax, other employment taxes or withholdings and premiums and remittances with respect to employees of Seller and its Affiliates used to provide Services.

          6. Billing and Payment.

          (a) Purchaser will promptly pay any bills and invoices that it receives from Seller or its Affiliates for Services provided under this Agreement, subject to receiving, if requested, any appropriate support documentation for such bills and invoices. Such charges may at Seller's option be billed as incurred if the amount involved equals or exceeds [ORIGINAL TEXT REDACTED], or, if such charges do not exceed [ORIGINAL TEXT REDACTED], at the end of each calendar month during the Transition Period. Unless otherwise provided herein or in Annex A, all invoices will be paid by wire transfer in accordance with the instructions provided by Seller (in writing to Purchaser) not later than [ORIGINAL TEXT REDACTED] following receipt by Purchaser of Seller's invoice. Purchaser will not offset any amounts owing to it by Seller or any of Seller's Affiliates against amounts payable by Purchaser hereunder or under the Asset Purchase Agreement (except for any invoiced amounts disputed by Purchaser in good faith). Should Purchaser dispute any portion of any invoice, Purchaser will promptly notify Seller in writing of the nature and basis of the dispute.

          (b) In connection with the performance of certain Services ("Account Services"), Seller and its Affiliates will be making cash payments and collecting cash receipts and receivables on behalf of and for the benefit of Purchaser. During the Transition Period, Seller will, within five Business Days after the end of each accounting month of Seller, commencing with the end of the first full accounting month after the Effective Date, deliver to Purchaser a statement setting forth the cash payments and collections made in connection with the Account Services during the preceding month. If the net amount of cash payments and collections resulted in Seller collecting more cash than it paid during such month (only with respect to Account Services), Seller will pay to Purchaser the amount of such excess within five Business Days after the cash statement for that month has been delivered to Purchaser. Seller will have no obligation to pay more than it collects with respect to such Account Services. Notwithstanding Section 7, Seller and its Affiliates will pay no interest on any of such cash payments.

          7. Interest Payable on Amounts Past Due. All payments required to be made pursuant to this Agreement will bear interest from and including the date [ORIGINAL TEXT REDACTED] after such payment is due to but excluding the date of payment at the Prime Rate in effect from time to time during the period from the date such interest begins to accrue to the date of payment. Such interest will be payable at the same time as the payment to which it relates and will be calculated on the basis of a year of 365 days and the actual number of days elapsed, compounded quarterly.

          8. General Intent. Seller will use commercially reasonable efforts to provide the Services and such other transition assistance as the parties may otherwise agree (at a cost to be mutually agreed) during the Transition Period. Purchaser will use commercially reasonable efforts to end its need to use such assistance as soon as reasonably possible and (unless the parties otherwise agree) in all events to end such need with respect to each Service not later than the relevant time period as may be specified in Annex A for the provision of each such Service.

          9. Validity of Documents. The parties will be entitled to rely upon the genuineness, validity or truthfulness of any document, instrument or other writing presented in connection with this Agreement unless such document, instrument or other writing appears on its face to be fraudulent, false or forged.

          10. Term of Agreement; Termination.

          (a) The term of this Agreement will commence on the Effective Date and will continue (unless sooner terminated pursuant to the terms hereof) until the expiration of the longest time period as may be provided in Annex A with respect to particular Services.

          (b) Purchaser may terminate this Agreement at any time, upon written notice to Seller, in the event of a material breach of this Agreement by Seller. Such termination will become effective [ORIGINAL TEXT REDACTED] from the date of receipt of such notice unless the breach is cured or if not able to be cured within said [ORIGINAL TEXT REDACTED] period, significant steps to cure have been taken by Seller within that period.

          (c) Seller may terminate this Agreement at any time, upon written notice to Purchaser, in the event of a material breach of this Agreement by Purchaser. Such termination will become effective [ORIGINAL TEXT REDACTED] from the date of receipt of such notice unless the breach is cured or if not able to be cured within said [ORIGINAL TEXT REDACTED] period, significant steps to cure have been taken by Purchaser within that period; provided, that if such breach relates to the non-payment by Purchaser of any fees or expenses under Section 6(a), then termination under this Section 10(c) will be effective [ORIGINAL TEXT REDACTED] from the date of receipt of such notice unless all unpaid fees or expenses have been paid in full within such [ORIGINAL TEXT REDACTED] period.

          (d) Notwithstanding any other provision in this Agreement stating or implying the contrary, whether this Agreement is terminated by Seller or Purchaser, Purchaser will remain liable for the payment of fees and expenses accruing for the period prior to termination even though such fees may not become due until after termination. Further, in the event of termination of this Agreement pursuant to this Section 10 and Sections 4, 12, 13, 15, 16, 18-27 will continue in full force and effect.

          11. Partial Termination. Purchaser may terminate any and all of the Services, effective as of the last day of an accounting month of Seller, at any time prior to the expiration of the period specified in Annex A upon at least [ORIGINAL TEXT REDACTED] prior written notice to Seller. As soon as reasonably practicable following receipt of any such notice, Seller will advise Purchaser as to whether termination of such Services will require the termination or partial termination of, or otherwise affect the provision of, any other Services. If such is the case, Purchaser may withdraw its termination notice. Otherwise, such termination will be final.

          12. Taxes. All charges and fees to be paid to Seller under this Agreement are exclusive of any applicable taxes required by law to be collected from Purchaser (including withholding, sales, use, excise or services tax, which may be assessed on the provision of the Services hereunder). If a withholding, sales, use, excise or services tax is assessed on the provision of any of the Services under this Agreement, Purchaser will pay directly, reimburse or indemnify Seller for such tax. The parties will cooperate with each other in determining the extent to which any tax is due and owing under the circumstances, and will provide and make available to each other any resale certificate, information regarding out-of-state use of materials, services or sale, and other exemption certificates or information reasonably requested by either party.

          13. Confidentiality. Each party will cause each of its Affiliates and each of its and their officers, directors and employees to hold all information relating to the business of the other party disclosed to it by reason of this Agreement (the "Confidential Information") confidential for a period of [ORIGINAL TEXT REDACTED] from the termination or expiration of this Agreement, and will not use or disclose any such Confidential Information to any third party unless legally compelled to disclose such information; provided, however, that to the extent that a person receiving Confidential Information hereunder may become legally compelled to disclose any Confidential Information, such person (a) may only disclose such information if it will first have used commercially reasonable efforts to, and, if practicable, will have afforded the other party the opportunity to obtain an appropriate protective order or other satisfactory assurance of confidential treatment for the information required to be so disclosed, and (b) if such protective order or other remedy is not obtained, or the other party waives such person's compliance with the provisions of this Section 13, they will only furnish that portion of the Confidential Information which is legally required to be so disclosed. As used herein, "Confidential Information" does not include any information (x) which is or becomes generally available to the public other than as a result of a disclosure by the party receiving the Confidential Information in violation of this Agreement, (y) that was available to the receiving party on a non-confidential basis prior to its disclosure by the disclosing party or (z) becomes available to the receiving party from a person other than the disclosing party or its Affiliates who is not, to the best of the receiving party's knowledge, subject to any legally binding obligation to keep such information confidential.

          14. Third-Party Non-Disclosure Agreements. To the extent that any third-party proprietor of information or software to be disclosed or made available to Purchaser in connection with performance of the Services hereunder requires a specific form of non-disclosure agreement as a condition of its consent to use of the same for the benefit of Purchaser or to permit Purchaser access to such information or software, Purchaser will, as a condition to such disclosure, execute (and will cause Purchaser's employees to execute, if required) any such form.

          15. Limitation of Liability, Indemnity. (a) Neither party nor any of its respective Affiliates will be liable to the other party or any third party for any special, punitive, consequential, incidental or exemplary damages (including lost or anticipated revenues or profits relating to the same and attorneys' fees) arising from any claim relating to this Agreement or any of the Services to be provided hereunder or the performance of or failure to perform such party's obligations under this Agreement, whether such claim is based on warranty, contract, tort (including negligence or strict liability) or otherwise, and regardless of whether such damages are foreseeable or an authorized representative of such party is advised of the possibility or likelihood of such damages. In addition, neither party nor any of its respective Affiliates will be liable to the other party or any third party for any direct damages arising from any claim relating to this Agreement or any of the Services to be provided hereunder or the performance of or failure to perform such party's obligations under this Agreement, except to the extent that such direct damages are caused by the gross negligence or willful misconduct of such party or its respective Affiliates. Seller specifically disclaims all warranties of any kind, express or implied, arising out of or related to this Agreement except as expressly set forth in Section 1(a) hereof.

          (b) Purchaser will indemnify Seller and each of its Affiliates against all Damages attributable to any third-party claims arising from or relating to the provision of Services under this Agreement to the extent that such Damages arise from the gross negligence or willful misconduct of Purchaser, any of its Affiliates or any of its or their respective employees, officers or directors.

          (c) Seller will indemnify Purchaser and each of its Affiliates against all Damages attributable to any third-party claims arising from or relating to the provision of Services under this Agreement to the extent that such Damages arise from the gross negligence or willful misconduct of Seller, any of its Affiliates or any of its or their respective employees, officers or directors.

          (d) All claims for indemnification pursuant to this Section 15 will be made in accordance with the procedures set forth in Section 9.4 of the Asset Purchase Agreement.

          16. Relationship of Parties. Except as specifically provided herein
(a) neither party will act or represent or hold itself out as having authority to act as an agent or partner of the other party, or (b) in any way bind or commit the other party to any obligations or agreement. Nothing contained in this Agreement will be construed as creating a partnership, joint venture, agency, trust, fiduciary relationship or other association of any kind, each party being individually responsible only for its obligations as set forth in this Agreement. The parties' respective rights and obligations hereunder will be limited to the contractual rights and obligations expressly set forth herein on the terms and conditions set forth herein.

          17. Force Majeure. If Seller is prevented from or delayed in complying, either totally or in part, with any of the terms or provisions of this Agreement by reason of fire, flood, storm, strike, lockout or other labor trouble or shortage, delays by unaffiliated suppliers or carriers, shortages of fuel or power, shortages of supply of raw materials or components supplied by unaffiliated third party suppliers that are beyond the reasonable control of Seller, any law, order, proclamation, regulation, ordinance, demand, seizure or requirement of any governmental authority, riot, civil commotion, war, rebellion, acts of terrorism, nuclear accident or other similar causes beyond the reasonable control of Seller or other acts of God, or acts, omissions, or delays in acting by any governmental or military authority or Purchaser, then upon written notice to Purchaser, the affected provisions and/or other requirements of this Agreement will be suspended during the period of such disability and Seller will have no liability to Purchaser or any other party in connection therewith; provided, however, that in the event of any shortages of raw materials or components, Seller will allocate available supply in good faith among its own requirements, Purchaser's requirements and the requirements of any third party to whom it has an existing contractual obligation so as not to favor any one party over another. Seller and Purchaser will make commercially reasonable efforts to remove such disability within [ORIGINAL TEXT REDACTED] of giving notice of such disability.


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

          18. Notices. Any notice or other communications required or permitted under this Agreement will be sufficiently given if delivered in person, transmitted via facsimile (but only if followed by transmittal by recognized overnight courier or hand delivery), or sent by registered or certified mail, postage prepaid, or recognized overnight courier service addressed as follows:

               If to Purchaser: Coolbrands Dairy, Inc.
                                4175 Veteran's Memorial Highway
                                3rd Floor
                                Ronkonkoma, New York 11779
                                Attn: David J. Stein
                                Fax: (631) 737-9792

               with a copy to:  Goodwin Procter LLP
                                599 Lexington Avenue
                                New York, NY 10022
                                Attn: Lori S. Smith
                                Fax: (212) 355-3333

          (a)  If to Seller:    Kraft Foods Global, Inc.
                                3 Lakes Drive
                                Northfield, IL 60093-2753
                                Attn: General Counsel
                                Fax: (847) 646-2950

               with a copy to:  Schiff Hardin LLP
                                6600 Sears Tower
                                Chicago, Illinois 60606
                                Attn: Paul A. Rahe
                                Fax: (312) 258-5600

          or such other addresses or numbers and/or addressee as are furnished in writing by either party, and such notice or communication will be deemed to have been given (a) as of the date so personally delivered or transmitted via facsimile, (b) on the third Business Day after the mailing thereof or (c) on the first Business Day after delivery by recognized overnight courier service.

          19. Governing Law; Consent to Jurisdiction.

          (a) The construction of this Agreement, and all matters relating hereto, will be governed by the laws of the State of Illinois applicable to contracts made and to be performed entirely within the State of Illinois without giving effect to any conflict of law provisions.

          (b) Any legal action or proceeding with respect to this Agreement may be brought in the federal and state courts located in Cook County, Illinois, and, by execution and delivery of this Agreement, each party irrevocably submits itself in respect of its property, generally and unconditionally, to the exclusive jurisdiction of those courts in any such legal action or proceeding. Each of the parties irrevocably waives any objection which it may now or hereafter have to venue and jurisdiction in such courts. Each party consents to process being served in any such action or proceeding by the mailing of a copy thereof to the address set forth in Section 19 below its name and agrees that such service upon receipt will constitute good and sufficient service of process or notice thereof. Nothing in this paragraph will affect or eliminate any right to serve process in any other manner permitted by law.


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          20. Waiver of Jury Trial. THE PARTIES IRREVOCABLY WAIVE THEIR
RESPECTIVE RIGHTS TO TRIAL BY JURY OF ANY CAUSE OF ACTION, CLAIM, COUNTERCLAIM OR CROSS-COMPLAINT IN ANY ACTION OR OTHER PROCEEDING BROUGHT BY EITHER PARTY AGAINST THE OTHER PARTY OR PARTIES WITH RESPECT TO ANY MATTER ARISING OUT OF, OR IN ANY WAY CONNECTED WITH OR RELATED TO, THIS AGREEMENT OR ANY PORTION THEREOF, WHETHER BASED UPON CONTRACTUAL, STATUTORY, TORTIOUS OR OTHER THEORIES OF LIABILITY. EACH PARTY REPRESENTS THAT IT HAS CONSULTED WITH COUNSEL REGARDING THE MEANING AND EFFECT OF THE FOREGOING WAIVER OF ITS RIGHT TO A JURY TRIAL.

          21. Entire Agreement; Amendment. This Agreement, including Annex A, and the Asset Purchase Agreement contain the entire understanding of the parties with respect to the subject matter contained herein and therein. This Agreement supersedes all prior agreements and understandings between the parties with respect to such subject matter. This Agreement may not be amended except by a written instrument executed by the parties.

          22. Parties in Interest. This Agreement may not be transferred, assigned, pledged or hypothecated by either party (whether by operation of law or otherwise) without the prior written consent of the other party. This Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and permitted assigns.

          23. Interpretation. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes," "including" or similar expressions are used in this Agreement, they will be understood be followed by the words "without limitation". The parties have participated jointly in the negotiation and drafting of this Agreement. In the event of an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

          24. Third Party Beneficiaries. Each party intends that this Agreement will not benefit or create any right or cause of action in or on behalf of any Person other than the parties to this Agreement; provided, however, that notwithstanding this Section 24, the provisions of Sections 15(b) and 15(c) will inure to the benefit of the Persons identified therein, and may be enforced by such Persons and their respective heirs and personal representatives.

          25. Annex A. Annex A is incorporated in, and made a part of, this Agreement.

          26. Waiver. Except as otherwise provided in this Agreement, any failure of either of the parties to comply with any obligation, covenant, agreement or condition herein may be waived by the party entitled to the benefits thereof only by a written instrument signed by the party granting such waiver, but such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

          27. Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance is held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the application of such provision to any other Persons or circumstances.


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

          28. Counterparts; Delivery by Facsimile. This Agreement may be executed in two or more counterparts, all of which taken together will constitute one instrument, and will become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. Executed signature pages delivered by facsimile will be treated in all respects as original signatures.

                                      * * *


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

          IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed, all as of the date first above written.

                                        KRAFT FOODS GLOBAL, INC.


                                        By: "William Eicher"
                                            ------------------------------------
                                        Name: William Eicher
                                        Title: Vice-President, Mergers and
                                               Acquisitions


                                        COOLBRANDS DAIRY, INC.


                                        By: "David Stein"
                                            ------------------------------------
                                        Name: David Stein
                                        Title: President


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

                                                                         Annex A
                                                to Transition Services Agreement

[ORIGINAL TEXT REDACTED]

                                                                         Annex B
                                                to Transition Services Agreement

[ORIGINAL TEXT REDACTED]


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